UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Annual Period Ended December 31, 2024

GROUNDFLOOR REAL ESTATE 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11094

Georgia	81-4730288
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

LIMITED RECOURSE OBLIGATIONS
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor REAL ESTATE 1, LLC.

form 1-k

Fiscal Year Ending 2024

March 28, 2025

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated March 21, 2022 and qualified March 30, 2022. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

See section titled “Management Discussion and Analysis” below.

Directors and officers

We incorporate by reference the section titled “Management” filed on Form 1-A dated March 21, 2022 and qualified March 30, 2022. Please see this filing on EDGAR.

Security ownership of management and certain securityholders

We incorporate by reference the section titled “Principal Shareholders,” filed on Form 1-A dated March 21, 2022 and qualified March 30, 2022. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Related Party Transactions,” filed on Form 1-A dated March 21, 2022 and qualified March 30, 2022. Please see this filing on EDGAR.

Other information

We do not have other information to disclose under Item 6 of Form 1-K.

GROUNDFLOOR REAL ESTATE 1, LLC

Financial Statements

As of December 31, 2024 and 2023 and

for the years ended December 31, 2024 and 2023

GROUNDFLOOR REAL ESTATE 1, LLC

Report of Independent Auditor

To the Board of Directors

Groundfloor Real Estate 1, LLC

Atlanta, Georgia

Opinion

We have audited the accompanying financial statements of Groundfloor Real Estate 1, LLC (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, member’s equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has earned limited revenue since its inception, resulting in substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

cbh.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Atlanta, Georgia

March 28, 2025

GROUNDFLOOR REAL ESTATE 1, LLC

Balance Sheets

	December 31,
	2024	2023
Assets
Current assets:
Restricted cash	$1,422,528	$4,470,790
Loans to developers	4,820,513	16,503,897
Allowance on loans to developers	(417,621)	(845,598)
Interest receivable on loans to developers	748,045	1,951,576
Other real estate owned	3,675,820	3,244,666
Related party receivable	545,899	-
Total current assets	10,795,184	25,325,331
Total assets	$10,795,184	$25,325,331
Liabilities and Member’s Equity (Deficit)
Current liabilities:
Related party payable	$-	$168,926
Limited recourse obligations	11,164,200	26,128,450
Allowance on limited recourse obligations	(1,662,960)	(2,754,695)
Accrued interest on limited recourse obligations	748,045	1,951,576
Total current liabilities	10,249,285	25,494,257
Total liabilities	10,249,285	25,494,257

Member’s equity (deficit):
Member’s capital	100	100
Member’s equity (deficit)	545,799	(169,026)
Total member’s equity (deficit)	545,899	(168,926)
Total liabilities and member’s equity (deficit)	$10,795,184	$25,325,331

See accompanying notes to financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Statements of Operations

	Year Ended December 31,
	2024	2023
Net interest income:
Interest income	$(320,654)	$6,131,743
Interest expense	320,654	(6,131,743)
Net interest income	-	-
Net revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	64,583	168,926
Total operating expenses	64,583	168,926
Loss from operations	(64,583)	(168,926)
Other income:
Other income	779,408	-
Total other income	779,408	-
Net income (loss)	$714,825	$(168,926)

See accompanying notes to financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Statements of Member’s Equity (Deficit)

		Member’s	Total Member’s
	Member’s	Equity	Equity
	Capital	(Deficit)	(Deficit)
Member’s equity (deficit) as of December 31, 2022	$100	$(100)	$-
Net loss	-	(168,926)	(168,926)
Member’s equity (deficit) as of December 31, 2023	$100	$(169,026)	$(168,926)
Net income	-	714,825	714,825
Member’s equity (deficit) as of December 31, 2024	$100	$545,799	$545,899

See accompanying notes to financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Statements of Cash Flows

	Year Ended December 31,
	2024	2023
Cash flows from operating activities
Net income (loss)	$714,825	$(168,926)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Gain on limited recourse obligation extinguishment	(779,408)	-
Changes in operating assets and liabilities:
Related party receivable	(545,899)	-
Related party payable	(168,926)	168,926
Interest receivable on loans to developers	1,203,531	(3,213,211)
Accrued interest on limited recourse obligations	(1,203,531)	3,213,211
Net cash provided by (used in) operating activities	(779,408)	-
Cash flows from investing activities
Repayments of loans from developers	5,700,495	35,597,099
Proceeds from sale of other real estate held for sale	6,215,493	3,726,830
Net cash flows provided by (used in) investing activities	11,915,988	39,323,929
Cash flows from financing activities
Repayments of limited recourse obligations	(14,184,842)	(42,432,560)
Net cash flows provided by (used in) financing activities	(14,184,842)	(42,432,560)
Net change in cash and restricted cash	(3,048,262)	(3,108,631)
Cash and restricted cash as of beginning of the year	4,470,790	7,579,421
Cash and restricted cash as of end of the year	$1,422,528	$4,470,790

Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$5,982,889	$8,513,390
Write-down of interest receivable on loans to developers and accrued interest on limited recourse obligations	320,654	997,397
Increase in allowance for loans to developers	427,977	690,754
Decrease in fair market value of REO properties	663,758	1,184,999

See accompanying notes to financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Groundfloor Real Estate 1, LLC (the “Company”), a Georgia limited liability company formed on December 16, 2016. The Company is a wholly-owned subsidiary of Groundfloor Finance Inc. (“Groundfloor”), a Georgia corporation. The Company uses the Groundfloor Platform to source financing for real estate development projects.

Groundfloor has developed an online investment platform designed to crowdsource financing for real estate development projects, which Groundfloor utilizes to provide investment opportunities to investors. With this online investment platform, investors are able to choose between multiple real estate development investment opportunities, and developers of the projects are able to obtain financing. Groundfloor believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors. Groundfloor will identify which loans it seeks to originate, and will sell limited recourse obligations (“LROs”) which correspond to those loans. The Company’s primary business is to obtain financing through LROs and service the investments it has collected.

Basis of Presentation and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned limited revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

Management intends to fund operations by capital obtained from Groundfloor. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Groundfloor. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes “Interest income” on Loans and “Interest expense” on the corresponding LROs using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Financial Statements, “Limited recourse obligations” refers to LROs. LROs are the Company’s currently registered securities.

GROUNDFLOOR ReAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

“Interest income” recorded on “Loans to developers” was ($320,654) and $6,131,743 for years ended December 31, 2024, and 2023, respectively. Additionally, “Interest expense” incurred on “Limited recourse obligations” was ($320,654) and $6,131,743 for the years ended December 31, 2024, and 2023, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2024, and 2023. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Restricted Cash

Included in the accompanying consolidated balance sheets as of December 31, 2024 and 2023 is restricted cash of $1,422,528 and $4,470,790, respectively. These balances represent funds committed by investors in LROs, but not yet disbursed to developers on the underlying Loans.

Loans to Developers and Limited Recourse Obligations

“Loans to developers” are originally recorded at amortized cost (outstanding principal balance, net of discounts, premiums, and unearned income), then subsequently increased as additional draws are disbursed to developers. “Limited recourse obligations” are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans, then subsequently increased as those funds are disbursed to developers. The balance of funds committed by investors in LROs are approximately $11.2 million and $26.1 million as of December 31, 2024, and 2023, respectively, on the accompanying Balance Sheets. Funds committed by investors in LROs but not yet disbursed to developers on the underlying Loans, presented as restricted cash on the accompanying Balance Sheets, were approximately $1.4 million and $4.5 million, as of December 31, 2024, and 2023, respectively.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying “Limited recourse obligations” associated with uncollectable “Loans to developers”. Amounts collected related to a defaulted Loan are returned to the Investors based on their pro rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company.

The Loan and corresponding LROs are recorded on the Company’s Balance Sheets to “Loans to developers” and “Limited recourse obligations”, respectively, once the Loan has closed and funds have been disbursed to borrowers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

From time to time, the Company may settle LROs with Investors, at their election, for amounts less than carrying value. Any gain recognized on such transaction is recorded within “Other Income (expense)” in our Consolidated Statement of Operations.

Interest Receivable and Interest Payable

“Interest receivable on loans to developers” represents interest income the Company is due to receive from borrowers on the total outstanding principal balance of the loan portfolio as of the balance sheet date. This balance is presented as its own line item, separate from “Loan to developers”, on the Company’s Balance Sheet.

“Accrued interest on limited recourse obligations” represents interest the Company owes investors on the corresponding LROs as of the balance sheet date. This balance is presented as its own line item, separate from “Limited recourse obligations”, on the Company’s Balance Sheet. The interest rate associated with a Loan is the same rate that is associated with the corresponding LRO. The balance of “Interest receivable on loans to developers” and “Accrued interest on limited recourse obligations” offset each other as each is earned and accrued over the same period. The Company’s obligation to pay interest on an LRO is equal to the pro-rata portion of the total interest payments collected from the corresponding Loan.

GROUNDFLOOR ReAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

The Company has accrued “Interest receivable on loans to developers” of $748,045 and $1,951,576 and “Accrued interest on limited recourse obligations” of $748,045 and $1,951,576 as of December 31, 2024, and 2023, respectively.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers” and corresponding “Limited recourse obligations” is discontinued when, in management’s opinion, the collection of the interest income is less than probable. A Loan is placed in nonaccrual status and “Interest income” on the “Loans to developers” and “Interest expense” on the corresponding “Limited recourse obligations” are discontinued at the time the Loan is 180 days delinquent, unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The “Loans to developers” and corresponding “Limited recourse obligations” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers” and “Limited recourse obligations” is reversed against “Interest income” and “Interest expense”, respectively.

Allowance for Current Expected Credit Losses

The Company applies ASC 326, Financial Instruments – Credit Losses ("CECL") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

Loans to developers

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to “Note 2 – Loans to Developers and Allowance for Expected Credit Losses” for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable on loans to developers” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” above for a description of the Company’s policies established to write-off interest.

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs. The allowance calculated for loans is accordingly applied to the reserve for LROs. The allowance for expected credit losses on “Loans to developers” is presented separately on the Company’s Balance Sheet as “Allowance for loans to developers” and has a balance of $417,621 and $845,598 as of December 31, 2024, and 2023, respectively. The allowance for “Limited recourse obligations” is presented separately on the Company’s Balance Sheet as “Allowance for limited recourse obligations” and has a balance of $1,662,960 and $2,754,695 as of December 31, 2024, and 2023, respectively.

GROUNDFLOOR ReAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

Refer to Note 2 for further discussion regarding the calculation of the allowance for credit losses.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, its taxable income or losses are allocated to its member based on the provisions of the operating agreement and are included in the members’ income tax returns. The financial statements, therefore, do not include a provision for income taxes. Similar provisions apply for state income tax purposes.

Management has assessed the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2024 and 2023.

NOTE 2:	LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company purchases notes that provide financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $10,000 and $2,000,000 over six to eighteen months.

The following table presents the carrying amount of “Loans to developers” by performance state as of December 31, 2024, and 2023, respectively:

	December 31,
	2024	2023
Loan Performance State:
Current	$-	$-
Workout	-	4,136,873
Fundamental Default	4,820,513	12,367,023
Amortized Cost	$4,820,513	$16,503,896
Less: Allowance for loan losses	(417,621)	(845,598)
Carrying Amount	$4,402,892	$15,658,298

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

The following tables present analyses of the allowance for credit losses by portfolio segment for the years ended December 31, 2024, and 2023:

	Year ended December 31,
	2024	2023
Beginning balance	$845,598	1,455,352
Loan allowance charged off	(427,977)	(1,056,593)
Provision for losses	-	446,839
Ending balance	$417,621	845,598

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination based on an assessment of each project and the proposed terms of the underlying loan, which reflect the overall risk of the Loan. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary grading algorithm to assign one of seven letter grades, from A to G, to each Project.

The relevant factors assessed by the Company’s proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

The following table presents “Loans to developers” carrying amount of our loan portfolio by portfolio segment and vintage of origination as of December 31, 2024 and 2023:

	Year Originated
	2024	2023	2022	2021	Total
Loan grades:
A	$-	$-	$-	$566,154	$566,154
B	-	-	-	634,800	634,800
C	-	-	599,996	1,865,454	2,465,450
D	-	-	633,481	520,628	1,154,109
E	-	-	-	-	-
Amortized Cost	$-	$-	$1,233,477	$3,587,036	$4,820,513
Less: Allowance for loan losses					(417,621)
Carrying Amount as of December 31, 2024					$4,402,892

GROUNDFLOOR ReAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

	Year Originated
	2023	2022	2021	2020	Total
Loan grades:
A	$-	$-	$1,383,665	$-	$1,383,665
B	-	-	958,607	-	958,607
C	-	2,677,215	7,573,674	-	10,250,889
D	-	1,346,489	1,755,418	-	3,101,907
E	-	297,399	511,430	-	808,829
Amortized Cost	$-	$4,321,103	$12,182,794	$-	$16,503,897
Less: Allowance for loan losses					(845,598)
Carrying Amount as of December 31, 2023					$15,658,299

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs.

All credit quality indicators were updated as of December 31, 2024.

The following table presents “Loans to developers” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of December 31, 2024 and 2023:

	Year Originated
	2024	2023	2022	2021	Total
Loan grades:
Current	$-	$-	$-	$-	$-
Workout	-	-	-	-	-
Fundamental Default	-	-	1,233,477	3,587,036	4,820,513
Amortized Cost	$-	$-	$1,233,477	$3,587,036	$4,820,513
Less: Allowance for loan losses					(417,621)
Carrying Amount as of December 31, 2024					$4,402,892

	Year Originated
	2023	2022	2021	2020		Total
Loan grades:
Current	$-	$-	$-		$-	$-
Workout	-	2,287,101	1,849,773		-	4,136,874
Fundamental Default	-	2,034,002	10,333,021		-	12,367,023
Amortized Cost	$-	$4,321,103	$12,182,794	$		$16,503,897
Less: Allowance for loan losses						(845,598)
Carrying Amount as of December 31, 2023						$15,658,299

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2024, the Company placed Loans of approximately $204,298 recorded to “Loans to developers” on nonaccrual status. The Company has written off approximately $494,251 of interest receivable in the current period. The Company has $0 of Loans that are 90 days or more past due, but are not on nonaccrual status as of December 31, 2024.

The following table presents an aging analysis of past due Loans as of December 31, 2024, and 2023:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$-	$-	$--
Less than 90 days past due	-	-	-
More than 90 days past due	4,820,513	417,621	4,402,892
Total as of December 31, 2024	$4,820,513	$417,621	$4,402,892

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$-	$-	$--
Less than 90 days past due	-	-	-
More than 90 days past due	16,503,896	845,598	15,658,298
Total as of December 31, 2023	$16,503,896	$845,598	$15,658,298

The following is a summary of information pertaining to nonaccrual loans as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Nonaccrual loans(1)	$4,820,513	$16,503,896

Interest income recognized on nonaccrual loans	$404,635	$1,657,619

(1)	Represents interest income recognized during the period on loans that are in nonaccrual status as of the respective balance sheet dates, inclusive of interest income recognized prior to such loans going into nonaccrual status.

NOTE 3:	OTHER REAL ESTATE OWNED

“Other real estate owned” in the Company’s Balance Sheet was $3,675,820 and $3,244,666 at December 31, 2024, and 2023, respectively. During the years ended December 31, 2024, and 2023, the Company transferred $5,982,889 and $8,513,390 from “Loans to developers” to “Other real estate owned”, respectively. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Statements of Operation from this transfer. The Company recorded a decrease of approximately $809,051 to “Loans to developers” and an offsetting decrease to “Limited recourse obligations”.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Consolidated Financial Statements

NOTE 4:	RELATED PARTY ARRANGEMENTS

Groundfloor Finance Inc.

The Company will reimburse Groundfloor for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include Groundfloor’s overhead, employee costs borne by Groundfloor, utilities or technology costs. For the years ended December 31, 2024, and 2023, Groundfloor incurred $64,584 and $168,926 of costs on the Company’s behalf. As of December 31, 2024 $545,899 was due and receivable from Groundfloor. As of December 31, 2023 $168,926 was due and payable to Groundfloor.

NOTE 5:	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business.  In the opinion of the Company, the resolution of these matters will not have a material adverse impact on the Company’s financial position or results of operations.

NOTE 6:	SUBSEQUENT EVENTS

Subsequent events were evaluated through March 28, 2025 the date the Financial Statements were available to be issued. Based on this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Summary Financial Information

The Statements of Operations data set forth below with respect to the fiscal years ended December 31, 2024 and December 31, 2023 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and notes thereto.

GRE 1

Fiscal Year Ended December 31, 2024 and 2023

Results of Operations

Summary Financial Information

The statements of operations data for Groundfloor Real Estate 1, LLC (“Company”) set forth below with respect to the fiscal year ended December 31, 2024 and December 31, 2023 are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and notes thereto, as well as the audited consolidated financial statements and notes thereto for Groundfloor Finance, Inc. (“Parent”), our parent and sole member and manager.

	Year Ended December 31,
	2024	2023
Net interest income:
Interest income	$(320,654)	$6,131,743
Interest expense	320,654	(6,131,743)
Net interest income	-	-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	64,583	168,926
Total operating expenses	64,583	168,926
Loss from operations	(64,583)	(168,926)
Other income:
Other income	779,408	-
Total other income	779,408
Net income (loss)	$714,825	$(168,926)

In our audited financial statements for the years ended December 31, 2024, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Real Estate 1, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the years ended December 31, 2024 and 2023 was $0 and $0 thousand, respectively. The Company serviced 163 and 422 developer loans during the years ended December 31, 2024 and 2023, respectively. Loan servicing revenue are fees incurred in servicing the developer’s loan.

General and Administrative Expense

General and administrative expense for the years ended December 31, 2024 and 2023 were $64,583 and $168,926, respectively. General and administrative expenses consists primarily of management fees charged by Parent in reimbursement of servicing costs paid by Parent. In the current year no servicing costs were incurred by Parent on behalf of the Company.

Net Income (Loss)

Net income for the year ended December 31, 2024 was $714,825. Net loss for the year ended December 31, 2023 was $168,926.

Liquidity and Capital Resources

The audited financial statements included herein have been prepared assuming that Parent will continue as a going concern; however, the conditions discussed below raise substantial doubt about our Parent’s and our ability to continue as a going concern. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Parent be unable to continue as a going concern.

The Company has accumulated equity of $545,899 as of December 31, 2024 and accumulated deficit of $168,926 as of December 31, 2023. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund its current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the Year Ended December 31,
	2024	2023
Operating activities	$779,408	$-
Investing activities	11,915,988	39,323,929
Financing activities	(15,743,658)	(42,432,560)
Net (decrease) in cash	$(3,048,262)	$(3,108,631)

Net cash provided by operating activities for the years ended December 31, 2024 and 2023 was $779,408 and $0, respectively. Net cash provided by operating activities for the year ended December 31, 2024 includes gains recognized on the extinguishment of certain limited recourse obligations.

Net cash provided by investing activities for the years ended December 31, 2024 and 2023, was $11.9 million and $39.3 million, respectively. Net cash provided by investing activities primarily represents proceeds disbursed to purchase loans to developers offset but repayments of loans to developers and proceeds from sales of properties held for sale.

Net cash used in financing activities for the years ended December 31, 2024 and 2023, was $15.7 million and $42.4 million, respectively. Net cash used in financing activities primarily represents proceeds from the issuance of LROs to investors through the Groundfloor Platform offset by repayments of LROs to investors.

EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Fifth Amended and Restated Articles of Incorporation		1-A POS	024-12013	2.1	November 12, 2024

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware		1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney		1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP	X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 28, 2025.

GROUNDFLOOR FINANCE INC. for GROUNDFLOOR REAL ESTATE 1, LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2025
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 28, 2025
Nick Bhargava

*	Director	March 28, 2025
Yair Goldfinger

*	Director	March 28, 2025
Bruce Boehm

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact